

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2021

Raluca Dinu
Chief Executive Officer
GigCapital4, Inc.
1731 Embarcadero Road, Suite 200
Palo Alto, California 94303

> **Re: GigCapital4, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed September 17, 2021**
> **File No. 001-40031**

Dear Dr. Dinu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. References to prior comments are to those in our letter dated September 2, 2021.

Revised Preliminary Proxy Statement on Schedule 14A

Risk Factors
Historically, existing customers have expanded their relationships with us..., page 50

1. We note your disclosure on page F-74 that you had four customers contributing in excess of 10% of consolidated revenues for the Successor 2020 Period, and two significant customers in the Predecessor 2020 Period. Disclose any material risks associated with this concentration of revenue. In addition, describe any material contracts with these significant customers, including term and termination provisions.

New BigBear may redeem the unexpired warrants..., page 109

2. We note the disclosure added in response to prior comment 21. Please also clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.

Unaudited Prospective Financial Information, page 172

3.   We note the disclosure added in response to prior comment 11. Please explain why it is a reasonable assumption that all unexercised options on existing backlog will be awarded and no contracts will be terminated for convenience. In addition, please disclose in the filing the assumptions related to your projected revenue and expenses that you described in your comment letter response.

Information About New BigBear, page 265

4.   We note your response to prior comment 16. Please reconcile your revised disclosure on page 271 that historical revenue CAGR exceeds 25% for 2017-2020 (a four year period) with your disclosure on page 272 that "[a]s mentioned previously, BigBear has grown at nearly 30% CAGR over the last five years" and on page 266 that CAGR was "more than 25% over the last three years."

Beneficial Ownership of Securities, page 328

5.   We note your response to prior comment 22. In addition to the tabular disclosure that omits shares of common stock underlying warrants that are not exercisable within 60 days pursuant to Item 403 of Regulation S-K and Rule 13d-3 of the Exchange Act, please separately disclose the Sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Notes to Combined Financial Statements
Note P - Revenues, page F-73

6.   We repeat the second part of prior comment 24 to confirm that all revenue from external customers is attributed to the United States. Refer to ASC 280-10-50-41(a).

Raluca Dinu
GigCapital4, Inc.
September 29, 2021
Page 3

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accountant Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Technology

cc: Jeffrey C. Selman